

SECURITIES AND
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53747

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/11_____ AND ENDING_____12/31/11_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empiric Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Bridge Point Parkway, Building 2, Suite 105
                        (No. and Street)

Austin   Texas   78730
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Coffelt   (512) 328-9321
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker, LLP
                (Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400   Philadelphia   PA   19103
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Mark A. Coffelt_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Empiric Distributors, Inc._____ , as

of __December 31_____ , __2011____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

HEATHER MCASHAN TAUTE
My Commission Expires
February 23, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Auditors' Report On Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EMPIRIC DISTRIBUTORS, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2011

TAIT, WELLER & BAKER LLP

EMPIRIC DISTRIBUTORS, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2011

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
Empiric Distributors, Inc.
Austin, Texas

We have audited the accompanying statement of financial condition of Empiric Distributors, Inc. as of December 31, 2011, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empiric Distributors, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 3, 4, 6 and 7 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tait Weller & Baker LLP

Philadelphia, Pennsylvania
February 27, 2012

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Empiric Distributors, Inc. | **N3** | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 | 99
SEC FILE NO. 8-53747 | 98

Consolidated | | 198
Unconsolidated | X | 199

	Allowable		Non-Allowable		Total	
1. Cash .... $	253	200			$ 253	750
2. Receivables from brokers or dealers:						
A. Clearance account	22,466	295				
B. Other		300	$	550	22,466	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities	109,463	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			109,463	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ _____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ _____ 150						
B. Other securities $ _____ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ _____ 170						
B. Other securities $ _____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ _____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS .... $	132,182	540	$	740	$ 132,182	940

OMIT PENNIES

See notes to financial statements.

BROKER OR DEALER	Empiric Distributors, Inc.	as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities

	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] $\downarrow_{13}$	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other $\downarrow_{10}$	[1115]	[1305]	[1540]
15. Payable to non-customers	5,630 [1155]	[1355]	5,630 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	10,390 [1205]	[1385]	10,390 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] $\downarrow_{12}$	[1390] $\downarrow_{14}$	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:			
1. from outsiders $\downarrow_9$ $ [970]		[1400]	[1710]
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 16,020 [1230]	$ [1450]	$ 16,020 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	$\downarrow_{15}$ $	[1770]
22. Partnership (limited partners) $\downarrow_{11}$ ($ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		10,000 [1792]
C. Additional paid-in capital		69,529 [1793]
D. Retained earnings		36,633 [1794]
E. Total		116,162 [1795]
F. Less capital stock in treasury	$\downarrow_{16}$ (	[1796]
24. TOTAL OWNERSHIP EQUITY	$	116,162 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	132,182 [1810]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Empiric Distributors, Inc.	as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ __116,162__ [3480]
2. Deduct ownership equity not allowable for Net Capital .... [19] (_____) [3490]
3. Total ownership equity qualified for Net Capital .... __116,162__ [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ [3520]
   B. Other (deductions) or allowable credits (List) .... _____ [3525]
5. Total capital and allowable subordinated liabilities .... $ __116,162__ [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... [17] $ _____ [3540]
   B. Secured demand note delinquency .... _____ [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ [3600]
   D. Other deductions and/or charges .... _____ [3610] (_____) [3620]
7. Other additions and/or allowable credits (List) .... _____ [3630]
8. Net capital before haircuts on securities positions .... [20] $ __116,162__ [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ _____ [3660]
   B. Subordinated securities borrowings .... _____ [3670]
   C. Trading and investment securities:
      1. Exempted securities .... [18] __14,861__ [3735]
      2. Debt securities .... _____ [3733]
      3. Options .... _____ [3730]
      4. Other securities .... _____ [3734]
   D. Undue Concentration .... _____ [3650]
   E. Other (List) .... _____ [3736] (__14,861__) [3740]

10. Net Capital .... $ __101,301__ [3750]

OMIT PENNIES

The net capital as reported in the Company's unaudited focus report
agrees with the audited net capital reported above.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Empiric Distributors, Inc.	as of 12/31/11

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	1,068	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	96,301	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	95,301	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	16,020	3790
17. Add:				
A. Drafts for immediate credit	$			3800
B. Market value of securities borrowed for which no equivalent value is paid or credited	$			3810
C. Other unrecorded amounts (List)	$			3820
		$		3830
18. Total aggregate indebtedness		$	16,020	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	15.81	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Empiric Distributors, Inc.

For the period (MMDDYY) from 01/01/11 [3932] to 12/31/11 [3933]
Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 319,929 [3935]
   b. Commissions on listed option transactions .... ▾25 _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... (12,000) [3952]
4. Profit (loss) from underwriting and selling groups .... ▾26 _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... _____ [3995]
9. Total revenue .... $ 307,929 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other broker-dealers .... 550 [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 3,331 [4195]
15. Other expenses .... 45,276 [4100]
16. Total expenses .... $ 49,157 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 258,772 [4210]
18. Provision for Federal income taxes (for parent only) .... ▾28 _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 258,772 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ... $ _____ [4211]

See notes to financial statements.

Page 5

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Empiric Distributors, Inc.

For the period (MMDDYY) from __01/01/11__ to __12/31/11__

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 133,656 [4240]
   A. Net income (loss) .... 258,772 [4250]
   B. Additions (Includes non-conforming capital of ....₂₉ $ _____ [4262]) [4260]
   C. Deductions (Includes non-conforming capital of .... $ _____ [4272]) 276,266 [4270]

2. Balance, end of period (From item 1800) .... $ 116,162 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... ₃₀ $ _____ [4300]
   A. Increases .... [4310]
   B. Decreases .... [4320]

4. Balance, end of period (From item 3520) .... $ _____ [4330]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Empiric Distributors, Inc.	as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

   Name of clearing firm₃₀ Pershing LLC-17574 `4335`   X   `4570`

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
₃₁ `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
₃₂ `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
₃₃ `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
₃₄ `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
₃₅ `4640`	`4641`	`4642`	`4643`	`4644`	`4645`

Total $ ₃₆ `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

EMPIRIC DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

INCREASE (DECREASE) IN CASH

Cash flows from operating activities
Commissions received and other revenue	$ 333,947
Clearing expenses, filing fees and operating expenses paid	(57,657)
Net cash provided by operating activities	276,290

Cash flows from financing activities
Dividends paid	(276,266)
Net cash used for financing purposes	(276,266)
Net increase in cash	24

Cash
Beginning of year	229
End of year	$ 253

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net income	$ 258,772
Loss on investments	12,000
Decrease in accounts receivable	14,018
Decrease in accounts payable and accrued expenses	(8,500)
Net cash provided by operating activities	$ 276,290

See notes to financial statements.

EMPIRIC DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2011

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Empiric Distributors, Inc. (the *"Company"*), a fully disclosed introducing broker-dealer located in Austin, Texas, is registered with the Securities and Exchange Commission *("SEC")*, the State Securities Commissions of Texas and the Financial Industry Regulatory Authority *("FINRA")*. The Company is engaged primarily in institutional and retail securities brokerage services. The Company began operations August 30, 2002. The Company, formerly Texas Capital, Inc., doing business as First Austin Investments, changed its name in January 2007.

INCOME TAXES

The Company files its taxes with its parent company, Empiric Advisors, Inc.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open years (2008 – 2010) or expected to be taken on the Company's 2011 tax return.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

EMPIRIC DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

<u>Year ended December 31, 2011</u>

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

<u>Assets</u>	<u>Level 1</u>
Mutual Fund	$109,463

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements.

OTHER

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(2) INVESTMENTS

At December 31, 2011 investments consisted of the following:

	<u>Cost</u>	<u>Fair Value</u>
Mutual Fund	$79,778	$109,463

EMPIRIC DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Year ended December 31, 2011

(3) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3(k)(2)(ii) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2011, the Company had net capital of $101,301 which exceeded its net capital requirement of $5,000 by $96,301. The Company's ratio was .16 to 1 of aggregate indebtedness to net capital.

(4) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits.   Historically, they have not experienced any credit-related losses.

(5) OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company introduces customers' securities transactions on a fully-disclosed basis to its clearing broker/dealer.   Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.   The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

(6) RELATED PARTIES

One of the Company's directors serves on the Board of Directors of Empiric Funds, Inc. from which the Company receives a majority of its revenue.

(7) COMMITMENTS

The Company has obligations under an operating lease with initial noncancelable terms in excess of one year. Annual rentals for office space at December 31, 2011 are as follows:

2012	$27,477
2013	21,047
	$48,524

Rent expense for 2011 was $26,698.

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Empiric Distributors, Inc.
Austin, Texas

In planning and performing our audit of the financial statements of Empiric Distributors, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2012